SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company)

COX COMMUNICATIONS, INC.

(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Jimmy W. Hayes
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319-1464
Telephone: (404) 843-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of persons filing statement)

With copies to:

Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Telephone: (212) 859-8000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 4 to Schedule 14D-9

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), as amended by Amendment No. 1 to Schedule 14D-9 (filed with the SEC on November 12, 2004), Amendment No. 2 to Schedule 14D-9 (filed with the SEC on November 18, 2004) and Amendment No. 3 to Schedule 14D-9 (filed with the SEC on November 23, 2004) (the Original Schedule 14D-9, together with Amendment Nos. 1-3, is collectively referred to herein as the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment No. 4 relate to the joint tender offer by Cox and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not owned by Cox DNS, Inc., a Delaware corporation (“DNS”) and another wholly owned subsidiary of Enterprises, or Holdings, at a purchase price of $34.75 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2004 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and/or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, the “Schedule TO”), of Cox, Holdings, CEI-M Corporation, DNS and Enterprises initially filed with the SEC on November 3, 2004. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Original Schedule 14D-9. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings given in the Schedule 14D-9.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following section as the last section of Item 8 on page 28:

“Results of the Offer

At 12:00 Midnight, New York City time on Thursday, December 2, 2004, the Offer expired, as scheduled. Wachovia Bank, N.A., the depositary for the Offer, has advised Cox and Holdings that, as of expiration, a preliminary total of 189,685,302 shares of Cox’s Class A common stock were validly tendered into the Offer, and not withdrawn, which includes an estimated 14,706,307 shares tendered pursuant to guaranteed delivery procedures. When combined with the Class A common stock beneficially owned by Holdings and DNS prior to the Offer, such total represents approximately 91.6% of the total number of Shares outstanding.”

On December 3, 2004, Cox and Enterprises issued a joint press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(l)(O) and is incorporated herein by reference.

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is amended to add exhibits (a)(l)(M), (a)(1)(N) and (a)(l)(O), and Item 9 as amended and restated, reads as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 3, 2004 as amended from time to time (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (the “Schedule TO”) as amended from time to time).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on November 3, 2004).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on November 3, 2004).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on November 3, 2004).
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on November 3, 2004).
(a)(1)(F)	Summary Advertisement as published on November 3, 2004 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed on November 3, 2004).
(a)(1)(G)	Joint Press Release issued by Cox Communications, Inc., and Cox Enterprises, Inc., dated November 3, 2004 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on November 3, 2004).
(a)(1)(H)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust company to plan participants (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed on November 3, 2004).
(a)(1)(I)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plant to be mailed by the Vanguard Group to plan participants (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed on November 3, 2004).
(a)(1)(J)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO filed on November 3, 2004).
(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Incentive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO filed on November 3, 2004).
(a)(1)(L)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 3 to the Schedule TO filed on November 12, 2004 (“Amendment No. 3 to the Schedule TO”)).
(a)(1)(M)	Frequently asked questions (incorporated by reference to Exhibit (a)(l)(P) to Amendment No. 6 to the Schedule TO filed on December 3, 2004 (Amendment No. 6 to the Schedule TO)).
(a)(1)(N)	Communication to Cox employees, disseminated December 3, 2004 (incorporated by reference to Exhibit (a)(l)(Q) to Amendment No. 6 to the Schedule TO).
(a)(1)(O)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc. on December 3, 2004 (incorporated by reference to Exhibit (a)(l)(R) to Amendment No. 6 to the Schedule TO).
(a)(2)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.*
(a)(5)(A)	Opinion of Goldman, Sachs & Co., dated October 19, 2004 (included as Annex A to the Original Schedule 14D-9).*
(a)(5)(B)	Joint Press Release Issued by Cox Communications, Inc. and Cox Enterprises, Inc., on October 19, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Cox Communications, Inc. filed October 25, 2004 (SEC file number 1-6590)).
(a)(5)(C)	Amended Complaint from In re Cox Communications, Inc. Shareholders’ Litigation, Consolidated in C.A. No. 613-N (Delaware) (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed on November 3, 2004).
(a)(5)(D)	Complaint from Brody v. Cox Communications, Inc., et al., 2004CV89198 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed on November 3, 2004).
(a)(5)(E)	Complaint from Golombuski, et al. v. Cox Communications, Inc., et al., 2004CV89216 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on November 3, 2004).
(a)(5)(F)	Complaint from Durgin v. Cox Communications, Inc., et al., 2004CV89301 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed on November 3, 2004).
(a)(5)(G)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO).
(a)(5)(H)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 to the Schedule TO).
(a)(5)(I)	Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing and Order and Final Judgment to be mailed to Cox stockholders (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule TO filed on November 22, 2004).
(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004 by and among Cox Communications, Inc. and Cox Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (SEC file number 1-6590) of Cox Communications, Inc. filed on October 25, 2004).
(d)(1)(B)	Waiver, dated November 3, 2004 (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO filed on November 3, 2004).

*   Previously filed and included in the distribution to Cox Stockholders.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2004

COX COMMUNICATIONS, INC.
By:	/s/ Jimmy W. Hayes
	Name:	Jimmy W. Hayes
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 3, 2004 as amended from time to time (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (the “Schedule TO”) as amended from time to time).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on November 3, 2004).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on November 3, 2004).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on November 3, 2004).
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on November 3, 2004).
(a)(1)(F)	Summary Advertisement as published on November 3, 2004 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed on November 3, 2004).
(a)(1)(G)	Joint Press Release issued by Cox Communications, Inc., and Cox Enterprises, Inc., dated November 3, 2004 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on November 3, 2004).
(a)(1)(H)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust company to plan participants (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed on November 3, 2004).
(a)(1)(I)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plant to be mailed by the Vanguard Group to plan participants (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed on November 3, 2004).
(a)(1)(J)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO filed on November 3, 2004).
(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Incentive Plan Payment Instruction Form to be mailed by Cox Enterprises, Inc. to plan participants (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO filed on November 3, 2004).
(a)(1)(L)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 3 to the Schedule TO filed on November 12, 2004 (“Amendment No. 3 to the Schedule TO”)).
(a)(1)(M)	Frequently asked questions (incorporated by reference to Exhibit (a)(l)(P) to Amendment No. 6 to the Schedule TO filed on December 3, 2004 (Amendment No. 6 to the Schedule TO)).
(a)(1)(N)	Communication to Cox employees, disseminated December 3, 2004 (incorporated by reference to Exhibit (a)(l)(Q) to Amendment No. 6 to the Schedule TO).
(a)(1)(O)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc. on December 3, 2004 (incorporated by reference to Exhibit (a)(l)(R) to Amendment No. 6 to the Schedule TO).
(a)(2)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.*
(a)(5)(A)	Opinion of Goldman, Sachs & Co., dated October 19, 2004 (included as Annex A to the Original Schedule 14D-9).*
(a)(5)(B)	Joint Press Release Issued by Cox Communications, Inc. and Cox Enterprises, Inc., on October 19, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Cox Communications, Inc. filed October 25, 2004 (SEC file number 1-6590)).
(a)(5)(C)	Amended Complaint from In re Cox Communications, Inc. Shareholders’ Litigation, Consolidated in C.A. No. 613-N (Delaware) (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed on November 3, 2004).
(a)(5)(D)	Complaint from Brody v. Cox Communications, Inc., et al., 2004CV89198 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed on November 3, 2004).
(a)(5)(E)	Complaint from Golombuski, et al. v. Cox Communications, Inc., et al., 2004CV89216 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on November 3, 2004).
(a)(5)(F)	Complaint from Durgin v. Cox Communications, Inc., et al., 2004CV89301 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed on November 3, 2004).
(a)(5)(G)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO).
(a)(5)(H)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 to the Schedule TO).
(a)(5)(I)	Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing and Order and Final Judgment to be mailed to Cox stockholders (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule TO filed on November 22, 2004).
(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004 by and among Cox Communications, Inc. and Cox Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (SEC file number 1-6590) of Cox Communications, Inc. filed on October 25, 2004).
(d)(1)(B)	Waiver, dated November 3, 2004 (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO filed on November 3, 2004).

*   Previously filed and included in the distribution to Cox Stockholders.